Media Relations	Investor Relations
Erlinda Lizardo	Pierre Co
+632 8849 3600	+632 8849 3600
erlinda.lizardo@cemex.com	pierre.co@cemex.com

CHP REPORTS FIRST QUARTER 2022 RESULTS

MANILA, PHILIPPINES. APRIL 29, 2022 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that its consolidated net sales amounted to PHP 5.2 billion, an increase of 1% in the first quarter of 2022, versus the comparable period in 2021.

Volumes improved during the quarter, after a slow start affected by the recovery from Typhoon Odette and a surge in Omicron-led COVID-19 cases. For the first three months of 2022, CHP’s domestic cement volumes decreased by 6% year-over-year.

CHP’s domestic cement price in the first quarter were up by 3% sequentially, as price updates were made during the quarter mainly to reflect input cost inflation in fuel and transport.

Operating EBITDA in the first quarter amounted to PHP 1.0 billion, 2% higher year-over-year.

Operating EBITDA margin remained flat year-over-year at 20% in the first quarter, mainly due to price updates and efficiency initiatives.

Net income for CHP was around PHP 261 million in the first quarter of 2022, versus PHP 205 million in the comparable period of 2021, with higher operating earnings and a benefit in deferred income taxes booked during the quarter.

Ignacio Mijares, President and CEO of CHP, said: “We continue to adjust and adapt our operation to the challenging market situation. We will continue to contribute to economic recovery and take climate action to build a better and more sustainable future.”

For full year 2022, CHP expects its cement volumes to grow by mid-single-digit percentage, with construction activity picking up towards the second half the year. Inflationary pressures are expected to continue amidst uncertainty over external factors, such as the Russia invasion of Ukraine.

Works for CHP’s Solid Cement New Line have resumed. The new contractors for the project, Atlantic Gulf and Pacific Company of Manila, Inc. and Betonbau Phil., Inc., have been mobilizing on-site and deploying equipment and manpower. Civil works for silos and mechanical installation have restarted. CHP expects the construction of the Solid Cement New Line to be completed in March 2024.

CHP is sourcing more clean energy with the successful commissioning of the heat recovery facility in its APO Cement Plant. 8% of APO Plant’s power requirement is expected to be self-generated. CHP’s Solid Cement Plant is also able to self-generate 18% of its requirement through heat recovery.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and other building materials in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country. For more information please visit: www.cemexholdingsphilippines.com

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain, and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange. For more information please visit: www.cemex.com

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP and its subsidiaries’ (together the “CHP Group”) prices for products sold or distributed by the CHP Group. The information presented in this press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to CHP’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed,” and similar terms. Although CHP believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. Factors that could cause actual results to differ materially from historical results or those contemplated above include, among others, risks and uncertainties discussed in CHP’s most recent annual report and detailed from time to time in CHP’s other filings with the Philippine Securities and Exchange Commission, which factors are incorporated herein by reference, including, but not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our client’s business, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services;

general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, labor and acquisition-related rules and regulations; CHP Group’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s notes and CEMEX’s other debt instruments; CHP Group’s and CEMEX’s ability to refinance their existing indebtedness; availability of short-term credit lines, which can assist the CHP Group in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on the CHP Group’s and CEMEX’s cost of capital; loss of reputation of the CHP Group’s brands; CHP Group’s and CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses, CHP Group’s ability to achieve cost-savings with its cost-reduction initiatives and implement the CHP Group’s pricing initiatives for its products; the increasing reliance on information technology infrastructure for the CHP Group’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including, but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current conflict between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements. Any or all of CHP’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the dates on which they are made. These factors may be revised or supplemented, but CHP is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. CHP is not responsible for the content of any third-party website or webpage referenced to or accessible through this report.